21002768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70132

SEC Mail Processing Section
MAR 02 2021
Washington DC
413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated International Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Liberty Avenue
(No. and Street)

Pittsburgh	PA	15222-3779
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeremy D. Boughton — 412-288-6325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeremy D. Boughton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated International Securities Corp., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
SANDRA NANCY CAMPBELL - Notary Public
Allegheny County
My Commission Expires Nov 17, 2023
Commission Number 1128442

Signature

Assistant Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Federated International Securities Corp.

Year ended December 31, 2020

FEDERATED INTERNATIONAL SECURITIES CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2020

Contents

EY
Building a better working world

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Federated International Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Federated International Securities Corp. (the Company) as of December 31, 2020, the related statements of income, changes in shareholder's equity, changes in subordinated borrowings and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

February 26, 2021

FEDERATED INTERNATIONAL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020
(in thousands, except share data)

Current Assets:		
Cash equivalents	$	753
Receivable from affiliates, net		300
Other current assets		7
Total current assets		1,060
Total assets	$	1,060
Liabilities:		
Total liabilities	$	0
Shareholder's Equity:		
Capital stock, par value $1.00 per share; 1,000 shares authorized, 1,000 shares issued and outstanding		1
Additional paid-in capital		749
Retained earnings		310
Total shareholder's equity		1,060
Total liabilities and shareholder's equity	$	1,060

(The accompanying notes are an integral part of these financial statements.)

FEDERATED INTERNATIONAL SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands)

Revenue:	
Marketing support services	$ 462
Total revenue	462
Operating Expenses:	
Compensation and related	264
Expenses from affiliated companies	120
Other	98
Total operating expenses	482
Operating income (loss)	(20)
Nonoperating Income:	
Interest and dividends	4
Other nonoperating income	62
Total nonoperating income	66
Income before income taxes	46
Income tax provision	11
Net income	$ 35

(The accompanying notes are an integral part of these financial statements.)

FEDERATED INTERNATIONAL SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2020	$ 1	$ 749	$ 275	$ 1,025
Net income	0	0	35	35
Balance at December 31, 2020	$ 1	$ 749	$ 310	$ 1,060

(The accompanying notes are an integral part of these financial statements.)

FEDERATED INTERNATIONAL SECURITIES CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands)

Balance at January 1, 2020	$	0
Additions and/or reductions		0
Balance at December 31, 2020	$	0

(The accompanying notes are an integral part of these financial statements.)

FEDERATED INTERNATIONAL SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands)

Operating Activities:		
Net income	$	35
Adjustments to reconcile net income to net change in cash equivalents from operating activities:		
Provision for deferred income taxes		166
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(201)
Net change in cash equivalents from operating activities		0
Net change in cash equivalents		0
Cash equivalents, beginning of year		753
Cash equivalents, end of year	$	753

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated International Securities Corp., (the Company) is an indirect, wholly owned subsidiary of Federated Hermes, Inc. (Federated Hermes), formerly known as Federated Investors, Inc. Effective January 31, 2020, Federated Investors, Inc.'s name was changed to Federated Hermes, Inc. The Company is registered as a broker/dealer under the Securities Exchange Act of 1934, marketing the family of mutual funds and other investment products sponsored by Federated Hermes to customers outside of the U.S. The Company is registered as an investment advisor under the Investment Advisers Act of 1940 and provides solicitation services and, in certain cases, investment advice on behalf of affiliates of the Company to their institutional, high-net-worth and separately managed account clients. The Company does not have any investment advisory clients of its own.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash Equivalents

Cash equivalents represents an investment in a money market fund that is managed by an affiliate of the Company. This investment is highly liquid and may be redeemed upon demand.

(d) Revenue Recognition

The Company generates revenue under an intercompany agreement by providing marketing support, introduction and solicitation activities, and other services to certain affiliated advisory companies. The Company earns a fee on a monthly basis from these affiliated companies, which is equal to costs incurred by the Company plus 10%, for the year ended December 31, 2020.

Revenue is recognized during the period in which the services are performed. There are no significant judgments that would impact the timing of revenue recognition.

(e) Share-Based Compensation

Federated Hermes issues shares for share-based awards from treasury stock. The Company recognizes compensation costs based on grant-date fair value for all share-based awards. For restricted stock awards, the grant-date fair value of the award is calculated as the difference between the closing fair value of Federated Hermes' Class B common stock on the date of grant and the purchase price paid by the employee, if any. Federated Hermes' awards are generally subject to graded vesting schedules. Compensation and related expense is generally recognized on a straight-line basis over the requisite service period of the award and is adjusted for actual forfeitures as they occur. For awards with provisions that allow for accelerated vesting upon retirement, the Company recognizes expense over theshorter of the vesting period or the period between grant date and the date on which the employee meetsthe minimum required age for retirement. Compensation and related expense also includes dividends paid on forfeited awards. Excess tax benefits and deficiencies (including tax benefits from dividends paid on unvested restricted stock awards) are recognized in the Income tax provision in the Statement ofIncome.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

(f) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated Hermes. As part of the Federated Hermes consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, are recorded by the Company to the extent that the losses can be used to reduce Federated Hermes' consolidated tax expense.

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes a valuation allowance if, based on the weight of available evidence regarding future taxable income, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(g) Other Comprehensive Income

For the year ended December 31, 2020, there were no effects of other comprehensive income.

(2) RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Guidance

(a) Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement

On August 29, 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-15, Intangibles-Goodwill and Other- Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force). The amendments in this update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The Company adopted this guidance on January 1, 2020using the prospective adoption method, which did not require the restatement of prior years. The adoption did not have a material impact on the Company's financial statements.

(b) Fair Value Measurement

On August 28, 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update remove, modify or add disclosure requirements for fair value measurements to improve the effectiveness of disclosures. The Company adopted Topic 820 on January 1, 2020 using either the prospective or retrospective adoption method, depending on the amendment. The adoption did not have a material impact on the Company's financial statements.

(2) RECENT ACCOUNTING PRONOUNCEMENTS, (continued)

Recently Adopted Accounting Guidance, (continued)

(c) Credit Losses

On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in this update replace the incurred loss impairment methodology with a current expected credit loss (CECL) model. CECL requires an entity to estimate lifetime expected credit losses based on relevant information about historical events, current conditions and reasonable and supportable forecasts. The Company adopted Topic 326 on January 1, 2020 using the modified retrospective adoption method. The adoption did not have a material impact on the Company's financial statements.

(3) FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or the price that would be paid to transfer a liability as of the measurement date. A fair-value reporting hierarchy exists for disclosure of fair value measurements based on the observability of the inputs to the valuation of financial assets and liabilities. The levels are:

Level 1 – Quoted prices for identical instruments in active markets. Level 1 assets may include equity and debt securities that are traded in an active exchange market, including shares of mutual funds.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 assets and liabilities may include debt and equity securities, purchased loans and over- the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable market data inputs.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active markets.

NAV Practical Expedient – Investments that calculate NAV per share (or its equivalent) as a practical expedient. These investments have been excluded from the fair value hierarchy.

Cash equivalents totaled $0.8 million as of December 31, 2020 and represents an investment in a money market fund. The investment in the money market fund is valued under the market approach through the use of quoted market prices in an active market, which is the NAV of the fund, and is classified within Level 1 of the valuation hierarchy.

Receivable from affiliates, net has not been settled in cash nor is it Federated Hermes management's current plan to settle this item in cash in the foreseeable future.

The Company had no assets or liabilities classified as Level 2, Level 3 or NAV practical expedient within the fair value hierarchy as of December 31, 2020.

(4) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated Hermes manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company, including Compensation and related are funded by another subsidiary of Federated Hermes and charged to the Company. In addition, certain affiliates of the Company incur costs on its behalf, such as occupancy and other support services. Such expenses, which are allocated to the Company, amounted to $120 thousand for the year ended December 31, 2020 and were recorded in Expenses from affiliated companies on the Statement of Income. The company earned Other nonoperating income of $62 thousand for the year ended December 31, 2020 from a secondment agreement with an affiliated company for services provided by an employee to the affiliated company.

The Receivable from affiliates, net on the Company's Statement of Financial Condition includes intercompany receivables for fees collected by an affiliate on behalf of the Company, fees charged to affiliates for certain net operating expenses incurred by the Company on behalf of these affiliates, and Marketing support services revenue. These receivables were partially offset by intercompany payables related to the previously mentioned expenses paid or incurred by affiliates of the Company on its behalf. There is no intention now, or in the foreseeable future, to settle the net intercompany receivable.

(5) 401(k) PLAN

The Company's domestic employees are eligible to participate in the Federated Hermes, Inc. 401(k) Plan, formerly known as the Federated Investors, Inc. 401 (k) Plan. Effective January 31, 2020, Federated Investors, Inc.'s name was changed to Federated Hermes, Inc. Under the 401(k) plan, employees can make salary deferral contributions at a rate of 1% to 50% of their annual compensation (as defined in the 401(k) plan), subject to Internal Revenue Code (IRC) limitations. For 2020, Federated Hermes' matching contribution was 100% of the first 4% of compensation contributed by an employee and 50% of the next 2% for a total possible match of 5%, subject to IRC limitations. Forfeitures of unvested matching contributions are used to offset future matching contributions.

Matching contributions to the 401(k) plan charged to the Company by Federated Hermes were approximately $7 thousand for the year ended December 31, 2020 and were recorded in Compensation and related expense on the Statement of Income.

Vesting in Federated Hermes' matching contributions commences once a participant in the 401(k) plan has worked at least 1,000 hours per year for two years. Upon completion of this initial service, 20% of the Company's contribution included in a participant's account vests and 20% vests for each of the following four years if the participant works at least 1,000 hours per year. Employees are immediately vested in their 401(k) salary deferral contributions.

(6) SHARE-BASED COMPENSATION

Federated Hermes' long-term stock-incentive compensation is provided under the Stock Incentive Plan (the Plan), as amended and subsequently approved by shareholders from time to time. Share-based awards are granted to reward the Company's employees who have contributed to the success of the Company and to provide incentive to increase their efforts on behalf of the Company. Share-based compensation expense for the Company was $13 thousand for the year ended December 31, 2020 and is included in Compensation and related expense on the Statement of Income.

(6) SHARE-BASED COMPENSATION, (continued)

Federated Hermes' restricted stock awards represent shares of Federated Hermes Class B common stock that may be sold by the awardee only once the restrictions lapse, as dictated by the terms of the award. The awards are generally subject to graded vesting schedules that vary in length from three to 10 years with a portion of the award vesting each year, as dictated by the terms of the award. For an award with a ten-year vesting period, the restrictions on the vested portion of the award typically lapse on the award's fifth- and tenth-year anniversaries. Certain restricted stock awards granted pursuant to a key employee bonus program have a three-year graded vesting schedule with restrictions lapsing at each vesting date. During these restriction periods, the recipient receives dividends on all shares awarded, regardless of their vesting status.

(7) INCOME TAXES

Income tax expense consisted of the following components for the year ended December 31, 2020:

(in thousands)	Current	Deferred	Total
Federal	$ (155)	$ 166	$ 11
Total	$ (155)	$ 166	$ 11

The Company's effective income tax rate for the year ended December 31, 2020 was 23.9%. This rate is higher than the Company's 21% federal statutory rate primarily as a result of nondeductible permanent differences. All tax-related balances due to or from affiliates, if any, are included in Receivables from affiliates, net on the Statement of Financial Condition.

The Company had no material deferred tax assets or liabilities at December 31, 2020.

The Company files an annual consolidated income tax return in the U.S. federal jurisdiction with Federated Hermes. There were no material unrecognized tax benefits as of December 31, 2020, no material changes during 2020 and no reasonable possibility of a significant increase or decrease in unrecognized tax benefits within the next twelve months related to the Company.

The Company is not subject to tax in any U.S. state or local jurisdiction.

(8) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25 thousand or 6-2/3% of aggregate indebtedness. At December 31, 2020, the Company had no aggregate indebtedness and net capital of $738 thousand, which was $713 thousand in excess of its required net capital of $25 thousand.

(9) COMMITMENTS AND CONTINGENCIES

The Company has no claims asserted or threatened against it as of December 31, 2020.

Supplemental Information

FEDERATED INTERNATIONAL SECURITIES CORP.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2020

(in thousands)

Computation of net capital:				
Shareholder's equity			$	1,060
Deductions and/or charges:				
Nonallowable assets	$	307		
Haircut on securities owned		15		322
Net capital			$	738
Aggregate indebtedness			$	0
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)			$	25
Excess net capital			$	713
Ratio of aggregate indebtedness to net capital				0 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2020 Part IIA FOCUS filing.

Federated International Securities Corp.'s Exemption Report

Federated International Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Federated International Securities Corp.

I, Jeremy D. Boughton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jeremy D Boughton

Title: Assistant Treasurer

Date of Report: 2/26/2021

EY
Building a better working world

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder, Board of Directors and Management of
Federated International Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Federated International Securities Corp. (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2021